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             Pure Resources to Acquire Hallwood Energy Corporation
  Pure Resources To Commence Tender Offer for $12.50 Per Common Share in Cash

Midland, Texas and Denver, Colorado, March 30, 2001 -- Pure Resources, Inc. (NYSE: PRS) and Hallwood Energy Corporation (Nasdaq: HECO) announced today the signing of a definitive merger agreement pursuant to which Pure Resources II, Inc., an indirect wholly owned subsidiary of Pure Resources, will acquire all the outstanding shares of common stock of Hallwood at a price of $12.50 per share and all the outstanding shares of Series A Cumulative Preferred Stock of Hallwood at a price of $10.84 per share. The transaction price represents a 38% premium over the $9.03125 closing price of Hallwood common stock on March 29, 2001. The all-cash transaction is structured as a first step tender offer followed by a cash merger to acquire all remaining shares of Hallwood. Total consideration for the transaction is approximately $268 million, including assumed debt. The boards of directors of both Hallwood and Pure Resources have unanimously approved the transaction.

The tender offer is subject to a number of conditions, including the valid tender of at least a majority of the outstanding common stock and a majority of the outstanding preferred stock. In conjunction with the tender offer, certain principal stockholders and all the officers of Hallwood have agreed to tender their shares and to grant Pure Resources a proxy to vote their shares in favor of the merger.

Jack Hightower, Chairman, President and CEO of Pure Resources, commented on the transaction. "This acquisition will expand our core areas in the Permian and San Juan Basins and in South Texas. It will also increase our already strong project inventory and enhance Pure Resource's ability to grow production through exploitation and exploration. We expect the transaction to be immediately accretive to earnings and cash flow per share. Hallwood is a highly regarded company and is a great strategic fit with our goal of growing our North American natural gas business."

Bill Guzzetti, President of Hallwood stated "Pure Resources' offer will provide our stockholders with a premium cash value and immediate liquidity for their holdings at prices well in excess of the highest levels at which either the common or the preferred stock has traded. We feel that the offer reflects the proven and potential value of Hallwood. We are very proud of our company's accomplishments and believe that Pure Resources' offer is indicative of our success."

Details regarding the transaction will be disclosed in tender offer documents which will be filed shortly. Additional information and guidance for Pure Resources' shareholders will be provided upon consummation of the merger.

Pure Resources, Inc. is an independent exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Coast, and the Gulf of Mexico. In addition, Pure Resources recently completed a $261 million acquisition of producing oil and gas properties, partnership interests and interests under approximately 6 million fee mineral acres throughout the Southern Gulf Coast region of the U.S from International Paper Company and its subsidiaries.

Hallwood Energy Corporation is a public oil and gas company based in Denver, Colorado with properties primarily located in the Permian Basin, the San Juan Basin, South Texas and onshore South Louisiana.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and related Letter of Transmittal. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Pure Resources, Inc. with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Hallwood Energy Corporation with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Pure Resources, Inc. and Hallwood Energy Corporation at the SEC's website http://www.sec.gov.
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FORWARD LOOKING STATEMENTS

All the estimates and expectations set forth in this release constitute forward-looking statements within the meaning of the Securities Litigation Reform Act. Although Pure Resources and Hallwood believe that these forward looking statements are based on reasonable assumptions, they can give no assurance that their expectations will occur and cautions that actual results may differ materially from those estimated in the forward-looking statements. A number of risks could affect the future results of Pure Resources or Hallwood and could cause such material differences. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and other technical data, competition, reduced availability of drilling services, fluctuations in oil and gas prices and government regulations, as well as other risks discussed in detail in Pure Resources' and Hallwood's SEC filings.